October 8, 2010

Robert Errett, Staff Attorney
Securities and Exchange Commission
Division of Corporate Finance
101 F Street NE
Washington, DC 20549

Re:   GSP-1, Inc.
          Amendment No. 3to Registration Statement on Form 10
          Filed September 28, 2010
          File No. 000-54070

          GSP-2, Inc.
          Amendment No. 2 to Registration Statement on Form 10
          Filed September 28, 2010
          File No. 000-54071

Dear Mr. Errett:

We represent GSP-1, Inc, and GSP-2, Inc. We are in receipt of your letter dated October 7, 2010 regarding these entities and the following sets forth the responses to same:

Form of Acquisition, page 3

1.
We note your disclosure in response to comment four from our letter dated September 24, 2010.  Please expand your second paragraph to also provide the date that each company’s registration statement became effective and indicate, if true, that only China Renewable Energy Holdings, Inc. has generated any revenues since inception.  Further, please provide a prominent risk factor discussing, or revise the second risk factor on page 6 to disclose, Mr. Goldstein’s potential inherent conflict of interest and indicate that there are no parameters governing the allocation of any opportunities that may develop to GSP-1 or GSP-2.  In this regard, we note that you do not intend to present acquisition targets to entities other than GSP-1 or GSP-2.  Please discuss how and under what circumstances that intention may change and indicate whether you have any parameters in place governing any such change in intent.  Please also include a cross-reference to this new risk factor under “Form of Acquisition.”

Answer:
This section has been revised to disclose the date that each company’s registration statement became effective and to disclose that only China Renewable Energy Holdings, Inc. has generated any revenues since inception.  The second risk factor has been revised to disclose Mr. Goldstein’s potential conflict of interest and indicate that there are no parameters governing the allocation of any opportunities that may develop to either GSP-1 or GSP-2.  This section has also been revised to discuss under what circumstances pursuant to which Mr. Goldstein might present acquisition candidates to other entities other than GSP-1 or GSP-2.  A cross-reference to this risk factor has been added under “Form of Acquisition”.

Risk Factors, page 6

2.
We note your response to comment three from our letter dated September 24, 2010.  We note that you will advise stockholders of a business combination by proxy statement rather than by a post-effective amendment.  Please revise this risk factor to indicate that you will advise stockholders of a business combination by post-effective amendment or tell us why it is not appropriate for you to do so.  Please refer to Rule 419 of the Securities Act.

Answer:	This risk factor has been revised to indicate that the Company will advise stockholders of a business combination by a post effective amendment.

3.
Also, you indicate in the same risk factor that the deposited securities may be released “at the same time or after the escrow agent has received a signed representation…”  Please revise to clarify that both the securities and funds will be released only at the same as or after the events occur that are listed in Rule 419(e)(3) of the Securities Act.  Currently, your disclosure seems to imply that the funds and securities could be released before one of the events occur listed in Rule 419(e)(3) of the Securities Act as long as the fund and securities are released at the same time.

Answer:	This risk factor has been revised to clarify that both the securities and funds will be released only at the same as or after the events occur that are listed in Rule 419(e)(3) of the Securities Act.

ANSLOW & JACLIN, LLP

/s/ Anslow & Jaclin, LLP